FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Dewhurst, Moray P.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)		
			Director		10% Owner
		X	Officer (give title below)		Other (specify below)

(Last) (First) (Middle) **FPL Group, Inc.** **700 Universe Boulevard**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 11, 2003**	(1)
			7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) **Juno Beach, FL 33408**		5. If Amendment, Date of Original (Month/Day/Year)	X Form filed by One Reporting Person
(City) (State) (Zip)			Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	235.0882	I	By Thrift Plan Trust
Common Stock	2/11/03	- -	F [(2)]		666	D	$55.11	24,076 [(3)]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)											
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

[1]   Vice President, Finance and Chief Financial Officer of FPL Group, Inc.; Senior Vice President, Finance and Chief Financial Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

[2]   Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 11, 2002.

[3]   Receipt of 1,745 shares deferred until Mr. Dewhurst's retirement.

DENNIS P. COYLE   **February 12, 2003**

Signature of Reporting Person   Date